UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

WOODBRIDGE LIQUIDATION TRUST
(Name of Subject Company (Issuer))

Contrarian Liquidity Option, LLC

(formerly known as Woodbridge Liquidity Option, LLC)
(Offeror)

Contrarian Funds, L.L.C.
(Parent of Offeror)

Contrarian Capital Management, L.L.C.

(Manager of Parent)
(Names of Filing Persons (identifying status as offeror, issuer, or other person)

Class A Liquidation Trust Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Gina N. Scianni
Contrarian Capital Management, L.L.C.
411 West Putnam Ave., Suite 425
Greenwich, Connecticut 06830
(203) 862-8200
(Name, Address, and Telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Elizabeth Gonzalez-Sussman and Kenneth Schlesinger
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$20,153,050	$2,615.87

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 2,015,305 issued and outstanding Class A Liquidation Trust Interests of Woodbridge Liquidation at the maximum tender offer price of $10.00 per Trust Interest.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, effective October 1, 2019. Such fee equals .0001298 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,710.21	Filing Party: Contrarian Liquidity Option, LLC (fka Woodbridge Liquidity Option, LLC)
Form or Registration No.: Schedule TO	Date Filed: December 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13E-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, including this Amendment, this “Schedule TO”) filed by Contrarian Liquidity Option, LLC, a Delaware limited liability company (formerly known as Woodbridge Liquidity Option, LLC) (“Offeror”). This Schedule TO relates to the tender offer by Offeror to purchase up to 2,015,305 of the outstanding Class A Liquidation Trust Interests (the “Trust Interests”) of Woodbridge Liquidation Trust, a trust organized under the laws of the State of Delaware (the “Trust”). The tender offer is being made at a price per Trust Interest of $10.00, net to the seller in cash, without interest thereon, less any applicable withholding taxes and less the amount of any dividends, distributions and other remittances paid by the Trust to holders of Trust Interests with a record date occurring anytime from and including the date hereof until the date and time the Trust Interests are accepted for payment. For the avoidance of doubt, there will be no deduction to the offer price of $10.00 per Trust Interest on account of any cash distribution declared by the Trust prior to the date hereof, including the $4.50 per Trust Interest cash distribution declared by the Trust on January 3, 2020 and the distribution declared in March 2019. The tender offer is subject to the conditions set forth in the Offer to Purchase, dated December 12, 2019 (as amended to date, the “Offer to Purchase”), and in the related Assignment Form (as amended to date, the “Assignment Form”), which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.”

Contrarian Funds, L.L.C., a Delaware limited liability company (“Parent”), indirectly owns all issued and outstanding equity interests in Offeror. Contrarian Capital Management, L.L.C., a Delaware limited liability company, is the manager of Parent.

The Offer commenced on December 12, 2019 by mailing the Offer to Purchase and the Assignment Form to each holder of Trust Interests at their respective addresses as they appear on the books and records of the Trust, as applicable.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. Broadridge, Inc., the depositary for the Offer, has advised the Offeror that, as of 12:00 p.m., New York City time, on the date hereof, approximately 5,206.24 Trust Interests have been validly tendered and received, and not validly withdrawn, pursuant to the Offer.

Items 1 through 11 of this Schedule TO are amended as specifically set forth in the Supplement to the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(G) to this Schedule TO and is incorporated herein by reference.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 13, 2019).
(a)(1)(B)*	Assignment Form for Class A Liquidation Trust Interests.

(a)(1)(C)	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 13, 2019).
(a)(1)(D)*	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(1)(E)	Cover Letter, dated December 23, 2019 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 24, 2019).
(a)(1)(F)	Form of Summary Publication as published on January 6, 2020 in the Investor’s Business Daily. (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T/A filed by Offeror with the Securities and Exchange Commission on January 6, 2020).
(a)(1)(G)*	Supplement to the Offer to Purchase by Offeror dated January 8, 2020
(a)(2)(A)	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust, dated December 23, 2019 (incorporated by reference to Exhibit (a)(2)(A) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 24, 2019).
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

* Filed herewith

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2020	CONTRARIAN LIQUIDITY OPTION, LLC

	By:	CONTRARIAN FUNDS, L.L.C. As Parent to the Offeror

	By:	/s/ Jon R. Bauer
		Name:	Jon R. Bauer
		Title:	Authorized Signatory

CONTRARIAN FUNDS, L.L.C.

By:	Contrarian Capital Management, L.L.C., as manager

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 13, 2019).
(a)(1)(B)*	Assignment Form for Class A Liquidation Trust Interests.
(a)(1)(C)	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 13, 2019).
(a)(1)(D)*	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(1)(E)	Cover Letter, dated December 23, 2019 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 24, 2019).
(a)(1)(F)	Form of Summary Publication as published on January 6, 2020 in the Investor’s Business Daily. (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T/A filed by Offeror with the Securities and Exchange Commission on January 6, 2020).
(a)(1)(G)*	Supplement to the Offer to Purchase by Offeror dated January 8, 2020
(a)(2)(A)	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust, dated December 23, 2019 (incorporated by reference to Exhibit (a)(2)(A) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 24, 2019).
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

* Filed herewith